FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated October 6, 2005

MAGYAR TELEKOM TELECOMMUNICATIONS CO. LTD.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Magyar Telekom Investor Release

Contacts
Krisztina Förhécz	Magyar Telekom IR	+36 1 457 6029
Rita Walfisch	Magyar Telekom IR	+36 1 457 6036
Gyula Fazekas	Magyar Telekom IR	+36 1 457 6186
investor.relations@telekom.hu

Magyar Telekom’s Board of Directors proposes the merger of Magyar Telekom and T-Mobile Hungary

Budapest – October 6, 2005 – Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider, today announced that the Board of Directors made a proposal for the merger of Magyar Telekom and its 100% owned subsidiary, T-Mobile Hungary. The proposal is in line with the mid-term strategy announced in 2004, which emphasized the utilization of Group-level synergies as one of its key pillars. After the merger, T-Mobile will continue to operate under an independent brand and as an independent line of business within the Magyar Telekom Group.

In line with the Magyar Telekom Group’s mid-term strategy announced in 2004, Magyar Telekom’s Board of Directors today made a proposal for the merger of Magyar Telekom and T-Mobile Hungary. The merger will encourage long-term sustainable value creation for Magyar Telekom Group, especially in areas such as maintaining and improving the customer base, optimizing efficiency and cost levels and using the advantages offered by new innovative technologies.

The idea of harmonizing fixed and mobile areas is not unique; several European national operators with both fixed-line and mobile operations have realized the strategic advantages and possibilities resulting from convergence.

The merger will enable Magyar Telekom to achieve improvements in efficiency, profitability and cash-flow in the coming years. Following the transaction, the Group will have more scope to offer its customers joint services and new value added offers, to further integrate sales activities and better utilize the joint “T” brand in marketing and communication. Cost efficiency will be further improved through common back office solutions and the consolidation of parallel activities. Following the full implementation of the integration and synergy process, the combined annual financial benefit is expected to reach several tens of billions forints within a few years.

Merger milestones

The Board proposal is subject to approval by the Shareholders’ Meeting of both companies. The merger process will end with the registration by the Court of Registry. Following court registration, T-Mobile will continue its operations within Magyar Telekom under an independent brand and as an independent line of business.

There is no legal obstacle to the merger, it complies with applicable national and international laws. As T-Mobile Hungary is already a fully owned Magyar Telekom subsidiary, the planned step does not require approval from the Hungarian Competition Authority.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2004 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGYAR TELEKOM
TELECOMMUNICATIONS CO. LTD.
(Registrant)

By:
Szabolcs Czenthe
Director, Investor Relations

Date: October 6, 2005